Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
V Capital Kronos Berhad	Malaysia
V Capital Venture Sdn. Bhd.	Malaysia
V Capital Advisory Sdn. Bhd.	Malaysia
V Capital Quantum Sdn. Bhd.	Malaysia
Imej Jiwa Communications Sdn. Bhd.	Malaysia
V Capital Robotics Sdn. Bhd.	Malaysia
V Galactech Sdn. Bhd.	Malaysia
V Capital Real Estate Sdn. Bhd.	Malaysia
VCIG Limited	British Virgin Islands
V Capital Consulting Limited	British Virgin Islands
VC Acquisition Limited	British Virgin Islands
TGI V Sdn. Bhd.	Malaysia
Accuventures Sdn Bhd.	Malaysia
AB Management and Consultancy Sdn Bhd.	Malaysia
Elmu Education Group Sdn. Bhd.	Malaysia
Credilab Sdn. Bhd.	Malaysia
Elmu V Sdn. Bhd.	Malaysia
Elmu Higher Education Sdn Bhd.	Malaysia